Filed by Devon Energy Corporation

Pursuant to Rule 425 under the Security Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: WPX Energy, Inc.

Commission File No.: 1-35322

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EDITED TRANSCRIPT

DVN.N - Q3 2020 Devon Energy Corp Earnings Call

EVENT DATE/TIME: OCTOBER 30, 2020 / 2:30PM GMT

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OCTOBER 30, 2020 / 2:30PM, DVN.N - Q3 2020 Devon Energy Corp Earnings Call

CORPORATE PARTICIPANTS

David A. Hager Devon Energy Corporation - President, CEO & Director

David Gerard Harris Devon Energy Corporation - EVP of Exploration & Production

Jeffrey L. Ritenour Devon Energy Corporation - Executive VP & CFO

Scott Coody Devon Energy Corporation - VP of IR

CONFERENCE CALL PARTICIPANTS

Brian Arthur Singer Goldman Sachs Group, Inc., Research Division - MD & Senior Equity Research Analyst

Derrick Lee Whitfield Stifel, Nicolaus & Company, Incorporated, Research Division - MD of E&P and Senior Analyst

Jeffrey Leon Campbell Tuohy Brothers Investment Research, Inc. - Senior Analyst of Exploration & Production and Oil Services

Neal David Dingmann Truist Securities, Inc., Research Division - MD

PRESENTATION

Operator

Welcome to Devon Energy’s Third Quarter 2020 Earnings Conference Call. (Operator Instructions) This call is being recorded. I’d now like to turn the call over to Mr. Scott Coody, Vice President of Investor Relations. Sir, you may begin.

Scott Coody - Devon Energy Corporation - VP of IR

Good morning, and thank you to everyone for joining us on the call today. Last night, we issued an earnings release and presentation that cover our results for the third quarter and updated outlook for the remainder of the year. Throughout the call today, we’ll make references to our earnings presentation to support our prepared remarks, and these slides can be found on our website at devonenergy.com.

Also joining me on the call today are Dave Hager, our President and CEO; David Harris, our Executive Vice President of Exploration and Production; Jeff Ritenour, our Chief Financial Officer; and a few other members of our senior management team. Comments on the call today will include plans, forecasts and estimates that are forward-looking statements under U.S. securities law. These comments are subject to assumptions, risks and uncertainties that could cause actual results to differ from our forward-looking statements. Please take note of the cautionary language and risk factors provided in our SEC filings and earnings materials.

With that, I’ll turn the call over to Dave.

David A. Hager - Devon Energy Corporation - President, CEO & Director

Thank you, Scott, and good morning. We appreciate everyone taking the time to join us on the call today and for your interest in Devon. For the purpose of today’s call, my comments will be centered on 3 key points: our outstanding third quarter results, our improved outlook for the remainder of the year and the benefits of our recently announced merger with WPX.

On Slide 7 of our earnings presentation, I’ll begin my prepared remarks by covering a few key highlights from our outstanding third quarter results. Across the portfolio, our teams are responding to a challenging operating environment by delivering results that continue to exceed production and capital efficiency targets while successfully driving down per-unit operating costs and maximizing margins. This is evidenced by several noteworthy accomplishments in the quarter, including oil production exceeding midpoint guidance by 6,000 barrels per day, complemented with capital spending that was once again below forecast.

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OCTOBER 30, 2020 / 2:30PM, DVN.N - Q3 2020 Devon Energy Corp Earnings Call

Furthermore, we continued to expand margins through improvements in our cost structure, headlined by operating expenses that were 8% below guidance, and G&A costs that were reduced 30% year-over-year. With this strong operational performance, we generated $223 million of free cash flow in the quarter. And just after quarter end, with the closing of the Barnett transaction, we paid out a $100 million special dividend.

All in all, the third quarter was an excellent one, both operationally and financially as we executed at a very high level on every single strategic objective that underpins our business model. This strong performance is a testament to the hard work and dedication of our team, and I want to thank our employees for their continued commitment to excellence.

Moving to Slide 11. With the strong results our business has delivered to date, we are now raising our outlook for the remainder of 2020. Not surprisingly, this improved outlook is underpinned by the outstanding well performance we are experiencing in the Delaware Basin. And as a result, we are now increasing our full year oil guidance for the second consecutive quarter.

Looking specifically at the upcoming quarter, we now expect our oil production to average 148,000 to 153,000 barrels per day, a 7,000 barrels per day improvement versus prior guidance expectations. Importantly, we are delivering this incremental production with $30 million less capital compared to the revised budget we issued earlier this year. We also continue to act with a sense of urgency to materially improve our cash cost structure in order to get the most out of every barrel we produce. With this intense focus, we are on track to reduce LOE and GP&T costs by approximately $0.50 per unit or 6% compared to our previous expectations.

To achieve this step-level improvement in field-level costs, we have meaningfully reduced our recurring LOE expense across several categories, including chemical and disposal costs, compression and contract labor. We have also taken steps to streamline our organization’s corporate cost structure. This is clearly demonstrated by our G&A expense trajectory improving by around $35 million compared to the revised budget, and we expect to achieve a $250 million G&A run rate target by year-end.

Turning briefly to Slide 13. The positive impact from higher volumes, better capital efficiency and strong cost discipline has resulted in increasing amounts of free cash flow in 2020. Including the proceeds from the Barnett Shale divestiture that closed on October 1, we are on pace to generate around $900 million of free cash flow this year. This is a tremendous accomplishment given the incredibly challenging conditions we have faced this year. And importantly, with this excess cash flow, we have rewarded shareholders with higher dividend payments.

Turning your attention back to Slide 3 of our presentation, I would like to cover the strategic rationale underpinning our recently announced merger with WPX. This groundbreaking transaction announced on September 28 represents the first true merger of equals within the E&P space in nearly 2 decades. The strategic combination of Devon and WPX is transformational as we unite our complementary assets to create a leading unconventional oil producer in the U.S. with an asset base underpinned by a premium position in the economic core of the Delaware Basin.

By bringing together our respective companies, shareholders will benefit from enhanced scale, immediate cost synergies, higher free cash flow and the financial strength to accelerate the return of cash to shareholders through an industry-first fixed-plus-variable dividend strategy. Additionally, the low premium stock-for-stock combination underscores our confidence that this transaction will allow shareholders of both companies to benefit from synergy realization and the powerful upside potential associated with our financially driven business model.

The path to completing this merger is progressing well. We received HSR clearance last week, the S-4 proxy will be filed within the next few days and both companies plan to hold shareholder votes around year-end to finalize the merger. Integration plans are also underway, led by a transition team comprised of senior leaders from each company. In addition to ensuring a seamless transition, the team is also tasked with capitalize on the synergies and operational efficiencies that contribute to the significant upside of the combined company.

Moving to Slide 4. The value of our merger with WPX lies not only in the power of our enhanced scale and strong financial position, but also in how we will manage our company in the future. As I have mentioned many times in the past, with a commodity business such as ours, any successful strategy must be grounded in supply and demand fundamentals. We understand the maturing demand dynamics for our industry and recognize the traditional E&P growth model of the past is not a viable strategy going forward. To win in the next phase of the energy cycle, a successful company must deploy a financially driven business model that prioritizes cash returns directly to shareholders.

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OCTOBER 30, 2020 / 2:30PM, DVN.N - Q3 2020 Devon Energy Corp Earnings Call

Devon is an industry leader in its cash return movement, and with this highly disciplined strategy, we are absolutely committed to limiting top line growth aspirations to 5% or less in times of favorable conditions, pursuing margin expansion through operational scale and leaner corporate structure, moderating investment rates to 70% to 80% of operating cash flow, maintaining extremely low levels of leverage to establish a greater margin of safety and returning more cash directly to shareholders through quarterly and variable dividends. I believe these shareholder-friendly initiatives that underpin our cash-return business model will transform Devon from a highly efficient oil and gas operator to a prominent and consistent builder of economic value through the cycle.

With the extreme price volatility we have recently experienced, I do want to provide a few preliminary thoughts on 2021. While it is a bit too early to provide any formal guidance, I want to be clear that our top priorities are to protect our financial strength, aggressively reduce costs and protect our productive capacity. We believe we can accomplish all these objectives in the current operating environment. In fact, with our strong hedging position and pro forma cost structure, we can fund our maintenance capital program at an ultra-low breakeven level of $33 WTI pricing, if not lower, with the leading-edge results we are achieving in the Delaware.

We will provide more formalized guidance for 2021 upon completion of the merger with WPX, but we will remain mindful of commodity prices, nimble with our capital plans, and we will invest responsibly to protect shareholder value during this time of uncertainty.

And finally, on Slide 5. Another critically important component of Devon’s business model is our commitment to delivering top-tier ESG performance. Doing business the right way has always been a focal point for Devon and predates the growing focus on ESG that we — that has taken off in recent years. We believe the strong ESG performance — strong performance in the ESG space is essential and impacts every aspect of our business operationally and financially. As with all other aspects of our business, our focus is to control what we can control, while providing energy the world needs, and we take pride in fulfilling this need in a reliable and responsible manner.

As such, our top environmental priorities include eliminating routine flaring, reducing emissions and advancing water recycling. In addition to these environmental objectives, we strive to cultivate an inclusive and diverse workplace, where broad experiences and fresh perspectives can sharpen our competitive edge. From a governance perspective, we are proud that the combined company will have a strong, diverse and independent Board, committed to responsible operations to advance the best interest of all stakeholders. The bottom line is we are committed to these principles, which is underscored by the inclusion of ESG performance as a key measure in our compensation structure.

So in summary, I want to emphasize that the go-forward Devon has all the necessary attributes to successfully navigate and flourish in today’s environment and to create value for many years to come. Our shareholder-friendly strategy is designed to result in attractive returns and free cash flow yields that will compete with any sector in the market. The combination of our top-tier asset portfolio, proven leadership team and disciplined business model offers a unique investment proposition in the E&P space.

And with that, I’m going to turn the call over to David Harris to cover a few of our operational highlights from the quarter.

David Gerard Harris - Devon Energy Corporation - EVP of Exploration & Production

Good morning, everyone. As Dave touched on, Devon’s operations are hitting on all cylinders as we have repeatedly delivered best-in-class results over the past several quarters.

Turning your attention to Slide 8 of our earnings presentation. Our world-class Delaware Basin asset is the capital-efficient growth engine driving Devon’s operational outperformance in the third quarter. With our capital activity almost exclusively focused in the Delaware, our high-margin production continued to rapidly advance, growing 22% on a year-over-year basis.

During the third quarter, our operated activity consisted of 9 drilling rigs and 3 dedicated frac crews, resulting in 32 new wells commencing first production. With most of these completions weighted towards the back half of the quarter, only 14 of these new wells meaningfully impacted production totals in the third quarter by attaining peak production rates. Overall, initial 30-day production rates from these 14 wells averaged an impressive 3,900 BOE per day, of which greater than 65% was oil, and those wells collectively rank among the very best results we have delivered to date in this world-class basin.

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OCTOBER 30, 2020 / 2:30PM, DVN.N - Q3 2020 Devon Energy Corp Earnings Call

While we had great results across our Delaware Basin acreage position in the quarter, new well activity was highlighted by the record-setting well productivity from our Cobra project in Lea County. This 2-well, 3-mile lateral development targeting the XY sands in the Upper Wolfcamp achieved average 30-day rates of approximately 7,300 BOE per day or 475 BOE per thousand feet of lateral. These wells, drilled in the deepest part of the basin, are the longest wells drilled in the history of the Delaware by measured depth and are the highest-rate Wolfcamp wells we have brought online to date at Devon. Importantly, the capital cost for the Cobra project came in nearly 20% below our pre-drill expectations.

Our result at Cobra is another example of the industry-leading performance we have consistently achieved in the Delaware over the past few years. This performance reflects the quality of our acreage and our technical understanding of the subsurface that allows us to identify the best landing zones. Furthermore, with the experience of drilling hundreds of horizontal wells in the basin, our results are aided by understanding parent-child dynamics, appropriate well spacing per development and customized completion designs to optimize results.

I am confident we can continue to deliver this differentiated well productivity in the Delaware going forward. Our large contiguous stacked pay position in the economic core of the play provides us a multi-decade inventory opportunity and we have a deep inventory of approved federal drilling permits in hand that essentially cover all of our desired activity over the next presidential term.

Turning your attention to the left-hand of Slide 9. In addition to strong well productivity, another key highlight for the quarter is the substantially improved drilling and completion cost results we’ve achieved in the Delaware Basin. This is evidenced by our drilled and completed costs reaching $560 per lateral foot in the third quarter, a 40% improvement compared to 2018. These results are absolutely best-in-class among our peers.

The key drivers of this performance are the continual optimization of drilling and completion designs, along with repetition gains from drilling 2-mile Wolfcamp wells and nonproductive time improvements across all phases of the value chain. These are truly special results, and I would like to congratulate our operating team for this outstanding accomplishment. However, we are never done improving, and based on leading-edge results, we expect our steadily improving cycle times and cost to provide a capital efficiency tailwind into 2021.

Shifting your attention to the right-hand portion of the slide, we have also done a lot of good work to expand our margins by lowering per-unit operating costs by 26% since 2018. One of the most meaningful sources of cost improvement is the scalable infrastructure we have proactively built out. We have nearly all of our oil and produced water connected to pipes to avoid the higher expense of trucking and is also a major positive from a safety and an environmental perspective.

Looking specifically at our water infrastructure, we are fully integrated with 9 water recycling facilities, 40 operated saltwater disposal wells and connections to several third-party water systems. This operating scale and flexibility allows us to source more than 90% of our operational water needs from either recycled or brackish water at costs that are well below market rates. This strategic infrastructure provides the advantage of avoiding the extremely high expense of trucking in the remote desert of Southeast New Mexico, which can easily exceed a couple of dollars per barrel.

A few important — other important contributing factors to our cost improvement in the Delaware are the use of leading-edge data analytics that have reduced controllable downtime in the field by 12% year-over-year as well as supply chain initiatives that leverage our purchasing power to secure services at advantaged rates. The bottom line is that the hard work and thoughtful planning from our operations team and supply chain personnel positions us to capture additional savings that many of our competitors cannot.

And with that, I’ll turn the call over to Jeff Ritenour for a brief financial review.

Jeffrey L. Ritenour - Devon Energy Corporation - Executive VP & CFO

Thanks, David. My comments today will be focused on a brief review of our financial results for the quarter and the next steps in the execution of our financial strategy. A good place to start today is by reviewing our financial performance in the quarter, where Devon’s earnings and cash flow per share comfortably exceeded consensus estimates.

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OCTOBER 30, 2020 / 2:30PM, DVN.N - Q3 2020 Devon Energy Corp Earnings Call

Operating cash flow for the third quarter totaled $427 million, a rebound of nearly 200% compared to last quarter. This level of cash flow fully funded our capital spending requirements and generated $223 million cash flow in the quarter. At the end of September, Devon had $4.9 billion of liquidity, consisting of $1.9 billion of cash on hand and $3 billion of undrawn capacity on our unsecured credit facility.

Subsequent to quarter end, on October 1, our liquidity was further bolstered by the closing of our Barnett Shale divestiture. For those of you not familiar with the transaction, we agreed to sell our Barnett Shale assets for up to $830 million of total proceeds, consisting of $570 million in cash and contingent payments of up to $260 million. After adjusting for purchase price adjustments, which includes $170 million deposit we received in April and accrued cash flow from the effective date, we received a net cash payment at closing of $320 million. In conjunction with the closing of this transaction, we returned a portion of the proceeds to shareholders by way of a $100 million special dividend. This special dividend was paid on October 1 in the amount of $0.26 per share.

With the excess cash inflows our business is on track to generate in 2020, we expect our cash balances to exceed $2 billion by year-end. The top priority for the large amount of cash we have accumulated is the repayment of up to $1.5 billion of outstanding debt between Devon and WPX. This debt-reduction plan will provide a nice uplift to the go-forward company’s cash flow, resulting in interest savings of approximately $75 million on an annual run rate basis. We expect to execute our debt-reduction plan throughout 2021 with completion by year-end. We’ll be mindful of macroeconomic conditions and remain flexible with how we execute the repurchases, which may include both open market transactions and tender offers.

Should commodity prices deteriorate from current levels, we’ll prioritize liquidity and defer debt repurchases to a more appropriate time. Longer term, it is our fundamental belief that a successful E&P company must maintain extremely low levels of leverage. In accordance with this belief, we’ll continue to manage towards our stated leverage target of around 1x net debt to EBITDA.

Turning your attention to Slide 14. With our business scale to consistently generate free cash flow, another key financial priority for Devon is to further accelerate the return of cash to shareholders through higher dividends. However, we believe the traditional dividend growth model deployed by most U.S.-based companies is flawed when applied to a commodities business. The historical practice in the industry of raising the fixed quarterly dividend in times of prosperity and cutting the dividend or under-investing in the core business during down cycles is not an optimal solution.

With these specific challenges in mind, we’re implementing an industry-first fixed-plus-variable dividend framework to optimize the return of cash to shareholders through the cycle. This progressive dividend strategy is uniquely designed for our inherently volatile business, whereby a sustainable fixed dividend is paid every quarter and a supplemental variable dividend is also calculated and reviewed each quarter. More specifically, upon closing of our merger with WPX, Devon’s fixed quarterly dividend will remain unchanged and paid quarterly at a rate of $0.11 per share with a target payout of approximately 10% of operating cash flow, assuming mid-cycle pricing.

In addition to the fixed quarterly dividend, up to 50% of the excess free cash flow in a given quarter will be distributed to shareholders through the supplemental variable dividend if certain liquidity, leverage and forward-looking price criteria are met. In conjunction with this more flexible dividend payout strategy, we will also utilize a portion of the combined company’s excess free cash flow to further improve our balance sheet and evaluate opportunistic share repurchases.

With that, I’ll turn the call back over to Scott for Q&A.

Scott Coody - Devon Energy Corporation - VP of IR

Thanks, Jeff. We will now open the call to Q&A. (Operator Instructions) With that, operator, we’ll take our first question.

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OCTOBER 30, 2020 / 2:30PM, DVN.N - Q3 2020 Devon Energy Corp Earnings Call

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Our first question comes from Doug Leggate with Bank of America.

Unidentified Analyst

This is actually [Kalei] on for Doug. I’ve got 2 questions, if I may, both are related to public policy on oil and gas. So under a potential Biden administration, obviously there is risk to the industry. Firstly, what’s your understanding of the potential subsidies to the industry that could be targeted? And specifically, I’m thinking about items like IDCs or even minimum book tax that could raise cash costs on the business. How would this change items like your breakeven and how you will pursue your activity levels?

Jeffrey L. Ritenour - Devon Energy Corporation - Executive VP & CFO

This is Jeff. To be honest, I don’t have a lot of specific details around any changes that the Biden administration is planning or has talked about. Certainly, to the extent that IDC were to be limited or changed in some way, that would be impactful certainly to our financial results and the taxable income that we would generate as a company. So that’s something we’ll certainly have to be on a watch for and be mindful of, but we don’t have any specific details at this point in time.

Unidentified Analyst

All right. For my second question, I’d just like to ask for an update on your federal acreage plans. How many permits have been secured? To what date does that bring you to? And if that window — if you anticipate that window closing under a new administration to obtain permits, when do you think that would close?

David A. Hager - Devon Energy Corporation - President, CEO & Director

Well, I’ll start off here, and then David will provide details. I think we said in our prepared remarks that we anticipate having about 650 federal permits by the end of the year. 80% of those are going to be in the Delaware Basin or about 520 federal permits in the Delaware Basin by the end of the year is our anticipation.

The key point of that is that, that covers 4 years of activity that we would anticipate in the Delaware Basin, and that’s, keeping in mind when I say that, even under the maintenance capital scenario where production overall for the company would remain flat. That means, though, in the Delaware Basin, we would be growing our production. So that’s a level of permits that would allow production to actually grow in the Delaware Basin while keeping the overall production for the company as flat.

And the other thing I’d mention, too, is keep in mind, we are very well aligned with the state here, that 40% of the revenue in New Mexico comes from oil and gas activities. And the state understands extremely well. Governor Grisham, who’s on the Biden transition team, understands and supports very much oil and gas activity in the state. So I know there’s a lot of discussion around this and I understand why, but the alignment with the state and what we do as an industry for the state to help out with other social needs that the state has is extremely important. Everyone in the state of New Mexico understands that.

And so it’s a great hypothetical question, but frankly, we think, most likely, is that things will slow down, but there’s not going to be a stopping of activity on federal acreage. Even if there is, we have 4 years’ worth of activity covered with the permits we anticipate by the end of the year.

So David, did I miss anything there?

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OCTOBER 30, 2020 / 2:30PM, DVN.N - Q3 2020 Devon Energy Corp Earnings Call

David Gerard Harris - Devon Energy Corporation - EVP of Exploration & Production

No, you didn’t. I couldn’t have said it better myself. I think you covered all the relevant points, and I agree with everything you said.

Unidentified Analyst

Guys, I appreciate that answer. Maybe if I could just ask a follow-up for clarification. Just wondering if any of the 650 permits that have been secured, if they require any extensions by the federal government, because 4 years is obviously a long period of time.

David A. Hager - Devon Energy Corporation - President, CEO & Director

Yes. Federal permits are issued with a 2-year term, and then you have the ability to extend them for an additional 2 years. So certainly, permits that are out would be out past that 2-year term would require us to go through the extension process. But a couple of things I’d point out to you there. We’ve never had an extension denied before. And it’s important to note that the permits are underlied by an environmental assessment that’s done as part of the permitting process, and those environmental assessments are good for a period of 5 years. So the answer to your question is yes, but we don’t foresee any material impacts from that.

Operator

Our next question comes from the line of Brian Singer with Goldman Sachs.

Brian Arthur Singer - Goldman Sachs Group, Inc., Research Division - MD & Senior Equity Research Analyst

Another topic that’s come up here in the — with some of the M&A that’s happened in the Permian Basin after the Devon-WPX announcement is the topic of decline rates. And you highlighted the very strong well performance that you’re seeing and have been seeing in the Delaware Basin. And I wonder you could give us an update on where you see your Permian and corporate decline rate and how you expect that to evolve in 2021 in a maintenance program.

David Gerard Harris - Devon Energy Corporation - EVP of Exploration & Production

Brian, this is David Harris. Yes, as we’ve talked about in the past, if you — just starting with our year-end reserve report that we filed last year, if you look at those decline rates on a company-wide basis, that put us in kind of the high 30s percent on an oil basis and in the low 30s on a BOE basis.

As we move forward into this year and as we’ve been moderating capital, then combined with some of the fantastic work that the teams are doing from a base-production perspective, which we continue to see outperform quarter-over-quarter, our expectation is that on a company-wide basis, that oil rate would move from the high 30s to the low 30s and on a BOE basis, down into the mid-20s.

Brian Arthur Singer - Goldman Sachs Group, Inc., Research Division - MD & Senior Equity Research Analyst

Great. And then my follow-up is also with regards to the Permian. On Slide 10, you talk about, in some detail, the various projects that you have and where in the order of completion, drilling and production they lie. And I wondered as you contemplate the WPX acquisition and you think about where a maintenance drilling program between the 2 companies, where you would prioritize, how would you see the Devon legacy drilling activity evolving? How would this — the main areas that you highlight on the top left of Slide 10, would you be drilling more or fewer wells there? How would you think about the prioritization in the context of having the WPX assets?

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OCTOBER 30, 2020 / 2:30PM, DVN.N - Q3 2020 Devon Energy Corp Earnings Call

David A. Hager - Devon Energy Corporation - President, CEO & Director

Well, we’re still in the process of developing a — obviously a combined 2021 capital program. We don’t have anything specific to lay out there. But obviously, in the Delaware Basin where we’re drilling the legacy Devon wells, we are delivering best-in-class costs for these wells. Productivity that’s as good as just about anybody out there. And obviously, you get a little bit of advantage of a lower royalty rate on federal acreage as well.

And so the economics on the Devon legacy activity are incredibly strong. Probably, on average, I’d say, even a little bit stronger than the WPX. But the WPX is extremely strong also, and that’s why we like it. But it’s hard to top what you can do right here in Lea and Eddy County. And so I’d see we — again, we haven’t developed any sort of combined budget, but it’s — they’re both highly economic areas. Probably the overall edge on an average basis would probably go to the activity in Lea and Eddy County on the federal — on the legacy Devon acreage.

Brian Arthur Singer - Goldman Sachs Group, Inc., Research Division - MD & Senior Equity Research Analyst

Got it. Great. And the last one, if I could just add one more. The $560 per foot, the cost that you achieved in the third quarter of 2020, do you care to hazard a forecast for where that could be in 2021 in a maintenance-type scenario?

David Gerard Harris - Devon Energy Corporation - EVP of Exploration & Production

Well, we have been highlighting improved performance on a cost-per-foot basis every quarter for the last couple of years. I mean we just continue to find ways to step that down. And to your comment about hazarding a guess, frankly, that points to levels that I’m not sure I would have thought we could get to. And so I think a lot of what we’re doing here, there is a bit of service-cost deflation in there.

But I would tell you, in my mind, probably 3/4 of the improvement that we’re making here over the last quarter and the last several quarters is efficiency-driven, and so we believe that’s going to be more structural. So we absolutely believe we can carry forward these levels and continue with rate of change as we move forward into 2021. And we think that’s going to be a nice capital efficiency tailwind and another leg to the capital efficiency story.

David A. Hager - Devon Energy Corporation - President, CEO & Director

Brian, one thing that people have said, why are you doing this? How can you do this? Well, I’d say one of the big things that we have going for us is that we went — we were the first ones to go to 10,000-foot laterals in the Wolfcamp out here. And we — admittedly, we had a few wells in the beginning, where I’d say we stubbed our toes a little bit. They were challenging at first for us.

Most of the industry are drilling 7,500-foot laterals. We went to 10,000. But because we went early and we figured it out and we went a, what we call a modified slim hole design, that design has turned out to be very robust and be the appropriate design that we have now stayed with for a long time. So we have many, many repetitions of drilling the same type well over and over and over, many more than I think than many of our peer companies out there with this particular design. And that just allows us to be further down on the efficiency curve.

Now are we done? We absolutely are never done. No way. But I think if there’s a question, well, this almost seems too good to be true, why are you able to do this? I’d say those are a couple of the big things as well as allowing us to optimize our costs from our vendors when you go to that fixed design like that.

Operator

Our next question comes from Neal Dingmann with Truist Securities.

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OCTOBER 30, 2020 / 2:30PM, DVN.N - Q3 2020 Devon Energy Corp Earnings Call

Neal David Dingmann - Truist Securities, Inc., Research Division - MD

Dave, my first question for you or Jeff has been kind of talked about it a little bit. It’s really on Slide 14, but — and you’ve talked a lot about your thoughts about the variable dividend. But I just want to make sure I’m clear.

On that slide, you talk about that the dividend could be up to 50% of excess free cash flow. I’m just wondering, when deriving that or thinking about that, how should we think about prior to that, where you would want the debt load? Is that once you get the debt level to a certain point and once you have growth at a certain point? I’m just wondering how I should think about that when sort of factoring in leverage and the growth.

David A. Hager - Devon Energy Corporation - President, CEO & Director

Well, I’ll start off here, and then Jeff can chime in. So what we’ve said, and I’ll talk about the combined Devon-WPX here pro forma, that we — our breakevens for maintenance capital would be $33 WTI. And frankly, with what we’re talking about this morning, it looks like it’s — we’re tending to drive that lower. We don’t have a new number for you today. But obviously, the results that we talked about today would tend to drive that breakeven even lower. Then if you add the fixed dividend, that would take the breakeven up to $37.

And we’ve said that we will invest at maintenance capital levels up to around $45 per share. So we would be building free cash flow in that range. And once we get to $45, we’d mix in a combination of a little bit of growth, select growth, along with adding to the free cash flow at the same time. And by the time we get to $50 — $50 WTI, I may have said per share — $50 WTI, we can accomplish all of our strategic objectives of 5% growth and really strong cash flow yield.

So back when we start generating free cash flow, we think we’re at a healthy enough financial position that we can do a combination of debt paydown and the variable dividend. Now obviously, we want to maintain some flexibility around how much we do to each. But we think we’re in a good position on both. And so we’ll make judgment calls on how we think the appropriate mixture is, but it’s not like we have to get one done before we start the other or we have to have a certain level of growth before we start to fix the variable dividend policy. We anticipate once we start generating free cash flow, if we see an appropriate commodity price outlook, that we will start the variable dividend policy. So Jeff?

Jeffrey L. Ritenour - Devon Energy Corporation - Executive VP & CFO

Yes. That’s well said, Dave. But Neal, the short answer I would give you is we’re already there. So we’ve got the cash balance. We feel like we have the strong balance sheet. And we’ve got a constructive view of the commodity price outlook that we highlighted in that step 2 on Slide 14. So obviously, we’ve seen some weakness here in prices this week, and that could certainly continue into next year, so we’ll be mindful of that. But as Dave said, in our minds, with the combined company, we’re already in a position to where we can deliver cash returns to the shareholders via the fixed and the variable dividend along with accomplishing our debt reduction target over time. So we feel like we’re there and in good shape.

Neal David Dingmann - Truist Securities, Inc., Research Division - MD

Great details. And then just one follow-up. Dave, you also talked a lot about — I just want to make sure I’m clear on this as well — around what you term maintenance capital. You had a lot of efficiency, just a lot of improvements that continue to improve what that sort of level is. On a go-forward, how should we — I guess, how do you define that these days, I guess, given all the improvements you have? And how should we think about — when we think about potentially maintenance capital into ‘21, how would you like us to think about it?

David A. Hager - Devon Energy Corporation - President, CEO & Director

Well, first off, we’re trying to use what I would consider more of a Webster’s dictionary book definition of maintenance capital. So it’s not an optimized 2021 maintenance capital. In other words, we’re not counting on any sort of drawdown of DUC inventory in this at all. This is more of a pure, how much capital do we think we need to spend or what price WTI do we need, given the capital we need to spend in order to keep production flat without any drawdown of DUCs. If we would draw down DUCs, it could be even better.

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OCTOBER 30, 2020 / 2:30PM, DVN.N - Q3 2020 Devon Energy Corp Earnings Call

And so certainly, as we have accomplished better capital efficiency, along with the cost synergies that we’re anticipating out of the merger, that, that’s what’s allowing us to lower that maintenance capital significantly. I would anticipate that’s going to continue to lower through time as we continue to achieve even greater capital efficiency, more cost efficiencies. And frankly, as our — as Brian Singer brought up earlier, as our overall corporate decline rate becomes lower in outer years, then the amount of capital required to maintain the production should trend lower also.

So what we’re giving you is just kind of a definition of where it is, just slamming together the 2 companies, what we both defined as maintenance capital. I think it was $950 million on the Devon side and the remainder on the WPX side. But again, the results we’re seeing today are tending to indicate that, even now, it’s going to be lower in 2021, but we’re not giving an exact number.

Operator

Our next question comes from Derrick Whitfield with Stifel.

Derrick Lee Whitfield - Stifel, Nicolaus & Company, Incorporated, Research Division - MD of E&P and Senior Analyst

I appreciate your earlier comments on federal and state alignment as election risks are certainly top of mind with investors. Regarding the 650 permits you’re expecting to have on hand at year-end, do the permits comprehend any change in development approach from your current practices, including spacing, lateral length, et cetera?

And as a slight build on that question, if a negative election and/or regulatory outcome were to occur, could the permits be amended at a later time for longer laterals if you needed to accelerate resource conversion?

David Gerard Harris - Devon Energy Corporation - EVP of Exploration & Production

Derrick, this is David Harris. Thanks for your question. Yes, the 650 permits that we have in hand contemplate our current development strategy around the zones that we’re the most focused on and that spacing as well is giving us some flexibility for some downspacing.

To your question about the transition to 3-mile laterals, just for your background, kind of the quick rule of thumb is if you’ve got a drilling permit in hand and you make a change, if it doesn’t result in a different level of surface disturbance, you don’t need to get a new permit. You go through what’s called a sundry process, which is a really quick and routine process that we have. We do these from time to time when we tweak landing zones or bottom-hole locations. And so that’s the process that we would go through as we look for opportunities to incorporate more extra-long lateral development into the programs.

And certainly, with the — not just the results we’ve seen in Cobra, but the results we’ve seen over the last couple of years across the portfolio, that’s something we’re actively looking at. We’ve drilled about 30 wells across the company that are 2.5-mile laterals or longer, about half of those in the Delaware. But importantly, we’ve drilled them in all 3 of our other assets as well. So we’re getting increasing reps there, as Dave alluded to, and increasing confidence in our ability to make that a meaningful part of the program go-forward.

And I think you’d expect to see probably a half dozen or so of 3-mile wells in the Delaware next year and upwards of 20%, 25% that are 2.5-mile laterals or longer. So we think this is going to be an important part of our development approach going forward. We think there’s a — obviously, as you saw from Cobra, a big capital efficiency pickup as we successfully execute this.

Derrick Lee Whitfield - Stifel, Nicolaus & Company, Incorporated, Research Division - MD of E&P and Senior Analyst

That’s fantastic detail. And then as my follow-up, really more broadly on integration efforts to date. As your teams have begun to work together, are you guys sensing any area of the potential synergy beyond what’s been disclosed?

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OCTOBER 30, 2020 / 2:30PM, DVN.N - Q3 2020 Devon Energy Corp Earnings Call

David A. Hager - Devon Energy Corporation - President, CEO & Director

I think the short answer is yes, that when you get good people together and they start talking about that, and I think particularly on the capital side, we’re seeing that there are going to be improvements even just from pure scale on the supply chain and what the incremental scale will provide as well as just optimizing programs as well. So yes, it’s still early days, but I can tell you, there’s a lot of excitement and enthusiasm that the synergies are not only achievable, but we’re going to see more than that. So Jeff and David here are even closer to it than me. Got anything?

Jeffrey L. Ritenour - Devon Energy Corporation - Executive VP & CFO

No, Dave, I think you hit the high points. That’s exactly right. As the teams have gotten together, again, it’s early days still for sure, but already started to think about specific areas across the organizations. And I think there’s no doubt in our mind that we’ve got a lot of momentum there and should see an increase to those synergies over time in most areas.

David A. Hager - Devon Energy Corporation - President, CEO & Director

And I’ll just say philosophically, I think one of the reasons that this — we’re going to make this work so well is it’s our whole approach to this is more of a merger of equals. And so we’re — both sides are taking the attitude that, okay, we’ve both done well on our own, but are there some things that we can do to create a better company that are even better than either one is individually? And it’s that open-minded attitude about — and really not focusing on what I do great or my company does great.

It’s more about, okay, we — how can we really create something that’s better than either one of us and not worry about where it comes from, whether it’s from the WPX side or the Devon side, just how can we do better? And I think there’s a lot to be said for just that mental attitude of really trying to take the best from both sides. It’s going to allow even more synergies in a situation where you just have something that’s just much more of a takeover and you don’t learn as much from the other side as you do in this type situation.

Operator

Our next question comes from Jeffrey Campbell with Tuohy Brothers.

Jeffrey Leon Campbell - Tuohy Brothers Investment Research, Inc. - Senior Analyst of Exploration & Production and Oil Services

Dave, I wanted to ask a more specific WPX question and then one broader question. With regard to WPX, it’s tended to invest elsewhere than in its Eddy County assets, whereas Devon has outstanding results there, as illustrated on Slide 8. I was wondering if you see the potential to bring some capital to WPX’s Eddy acreage when the merger is complete.

David A. Hager - Devon Energy Corporation - President, CEO & Director

Yes. We don’t have a specific plan, but I mean they have some outstanding acreage just across the state line in an area actually called the Stateline area as well as the acreage they picked up from Felix, and which Felix, we think — and they feel very much so, too, did not optimize the development plan on that. So yes, it’s going to compete for capital very well. I did say I think, maybe on average, that Devon’s a little bit better, but the legacy results we have are a pretty high bar to meet. And I don’t know that anybody that we’d look at would quite match up to that. But that doesn’t mean that WPX isn’t really, really good.

And that’s what — and — well, frankly, we did quite a big study on those before WPX acquired both those positions. So we understand those positions pretty darn well. So David, do you want to add anything?

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OCTOBER 30, 2020 / 2:30PM, DVN.N - Q3 2020 Devon Energy Corp Earnings Call

David Gerard Harris - Devon Energy Corporation - EVP of Exploration & Production

No, I think that’s exactly right. Jeff, you may have been referencing some of the acreage that’s further north in Eddy County that would be kind of northwest of our Potato Basin area. There’s — some of that acreage is operated. Our understanding is some of it’s non-operated. But that would certainly be a place, as we think about acreage trades and other things, that we’d be looking at potential for bringing some of this extra-long lateral development approach to here.

Jeffrey Leon Campbell - Tuohy Brothers Investment Research, Inc. - Senior Analyst of Exploration & Production and Oil Services Yes, that was exactly what I was thinking about. So I appreciate...

David A. Hager - Devon Energy Corporation - President, CEO & Director

I’m sorry, Jeffrey, I kind of misunderstood your question. I thought you meant their...

Jeffrey Leon Campbell - Tuohy Brothers Investment Research, Inc. - Senior Analyst of Exploration & Production and Oil Services

Well, it was good color anyway. It was fine. My broader question is, bearing in mind Devon’s go-forward focus on free cash flow and considering the merger, is there any part of the portfolio that’s struggling to generate free cash now? And would this be a yardstick for not only attracting capital in the future, but maybe some portfolio management longer term?

David A. Hager - Devon Energy Corporation - President, CEO & Director

Well, we have — if you think about it, we have — 3 areas are generating really strong free cash flow right now, pro forma that will be generating really strong free cash flow, in the Bakken, the Eagle Ford and the Anadarko Basin. Obviously, the biggest growth engine with 400,000 really high-quality acres in the Delaware Basin, that’s going to be the biggest growth engine.

And then you have the Rockies, that’s more of a longer-term growth play. It’s not as much of a free cash flow play right now. And it’s a smaller asset, but it’s a very oily basin. We know there is very good potential in Niobrara there across probably a couple of hundred thousand acres or so. And our approach right now, we think, is most appropriate. Just take a very measured approach, we’ve drilled some wells here, we’re learning a great deal from the wells we did about what worked extremely well and where our challenges still lie.

It’s probably an environment that is going to take — it’s very oily up in the Powder. It’s going to take probably $45, $50 oil to really compete effectively for economics, but there’s a lot of hydrocarbon there. So it’s the one that’s not as a strong a contributor currently, but I don’t feel — we’ll obviously look as a combined company. Neither side has been afraid to make the right decision at the appropriate time, but there’s nothing obvious because both companies have really high-graded their portfolio a lot historically. And we like the asset base, but that’s obviously the stage of each of them, and we understand it, we’ll look at it.

Scott Coody - Devon Energy Corporation - VP of IR

Well, it looks like we’ve gotten through our question queue. We appreciate everyone’s interest in Devon today. And if you have any further questions, please do not hesitate to reach out to the Investor Relations team at any time. Have a good day. Thank you.

Operator

This concludes today’s conference call. You may now disconnect.

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OCTOBER 30, 2020 / 2:30PM, DVN.N - Q3 2020 Devon Energy Corp Earnings Call

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Additional Information and Where to Find It

In connection with the proposed merger (the “Proposed Transaction”) of Devon Energy Corporation (“Devon”) and WPX Energy, Inc. (“WPX”), Devon will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 to register the shares of Devon’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Devon and a proxy statement of each of Devon and WPX (the “joint proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF DEVON AND WPX ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DEVON, WPX, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive joint proxy statement/prospectus will be sent to the stockholders of each of Devon and WPX when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the joint proxy statement/prospectus and other documents containing important information about Devon and WPX free of charge from the SEC’s website when it becomes available. The documents filed by Devon with the SEC may be obtained free of charge at Devon’s website at www.devonenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Devon by requesting them by mail at Devon, Attn: Investor Relations, 333 West Sheridan Ave, Oklahoma City, OK 73102. The documents filed by WPX with the SEC may be obtained free of charge at WPX’s website at www. www.wpxenergy.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from WPX by requesting them by mail at WPX, Attn: Investor Relations, P.O. Box 21810, Tulsa, OK 74102.

Participants in the Solicitation

Devon, WPX and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Devon’s and WPX’s stockholders with respect to the Proposed Transaction. Information about Devon’s directors and executive officers is available in Devon’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 19, 2020, and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 22, 2020. Information about WPX’s directors and executive officers is available in WPX’s Annual Report on Form 10-K for the 2019 fiscal year filed with the SEC on February 28, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on March 31, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This communication includes “forward-looking statements” as defined by the SEC. Such statements include those concerning strategic plans, Devon’s and WPX’s expectations and objectives for future operations, as well as other future events or conditions, and are often identified by use of the words and phrases such as “expects,” “believes,” “will,” “would,” “could,” “continue,” “may,” “aims,” “likely to be,” “intends,” “forecasts,” “projections,” “estimates,” “plans,” “expectations,” “targets,” “opportunities,” “potential,” “anticipates,” “outlook” and other similar terminology. All statements, other than statements of historical facts, included in this communication that address activities, events or developments that Devon or WPX expects, believes or anticipates will or may occur in the future are forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Devon’s and WPX’s control. Consequently, actual future results could differ materially from Devon’s and WPX’s expectations due to a number of factors, including, but not limited to: the risk that Devon’s and WPX’s businesses will not be integrated successfully; the risk that the cost savings, synergies and growth from the Proposed Transaction may not be fully realized or may take longer to realize than expected; the diversion of management time on transaction-related issues; the effect of future regulatory or legislative actions on the companies or the industries in which they operate, including the risk of new restrictions with respect to hydraulic fracturing or other development activities on Devon’s or WPX’s federal acreage or their other assets; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the risk that Devon or WPX may be unable to obtain governmental and regulatory approvals required for the Proposed Transaction, or that required governmental and regulatory approvals may delay the Proposed Transaction or result in the imposition of conditions that could reduce the anticipated benefits from the Proposed Transaction or cause the parties to abandon the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied; the length of time necessary to consummate the Proposed Transaction, which may be longer than anticipated for various reasons; potential liability resulting from pending or future litigation; changes in the general economic environment, or social or political conditions, that could affect the businesses; the potential impact of the announcement or consummation of the Proposed Transaction on relationships with customers, suppliers, competitors, management and other employees; the ability to hire and retain key personnel; reliance on and integration of information technology systems; the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; the volatility of oil, gas and natural gas liquids (NGL) prices; uncertainties inherent in estimating oil, gas and NGL reserves; the impact of reduced demand for our products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Devon’s and WPX’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions; counterparty credit risks; risks relating to Devon’s and WPX’s indebtedness; risks related to Devon’s and WPX’s hedging activities; competition for assets, materials, people and capital; regulatory restrictions, compliance costs and other risks relating to governmental regulation, including with respect to environmental matters; cyberattack risks; Devon’s and WPX’s limited control over third parties who operate some of their respective oil and gas properties; midstream capacity constraints and potential interruptions in production; the extent to which insurance covers any losses Devon or WPX may experience; risks related to investors attempting to effect change; general domestic and international economic and political conditions, including the impact of COVID-19; and changes in tax, environmental and other laws, including court rulings, applicable to Devon’s and WPX’s business.

In addition to the foregoing, the COVID-19 pandemic and its related repercussions have created significant volatility, uncertainty and turmoil in the global economy and Devon’s and WPX’s industry. This turmoil has included an unprecedented supply-and-demand imbalance for oil and other commodities, resulting in a swift and material decline in commodity prices in early 2020. Devon’s and WPX’s future actual results could differ materially from the forward-looking statements in this communication due to the COVID-19 pandemic and related impacts, including, by, among other things: contributing to a sustained or further deterioration in commodity prices; causing takeaway capacity constraints for production, resulting in further production shut-ins and additional downward pressure on impacted regional pricing differentials; limiting Devon’s and WPX’s ability to access sources of capital due to disruptions in financial markets; increasing the risk of a downgrade from credit rating agencies; exacerbating counterparty credit risks and the risk of supply chain interruptions; and increasing the risk of operational disruptions due to social distancing measures and other changes to business practices. Additional information concerning other risk factors is also contained in Devon’s and WPX’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond Devon’s or WPX’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Nothing in this communication is intended, or is to be construed, as a profit forecast or to be interpreted to mean that earnings per share of Devon or WPX for the current or any future financial years or those of the combined company will necessarily match or exceed the historical published earnings per share of Devon or WPX, as applicable. Neither Devon nor WPX gives any assurance (1) that either Devon or WPX will achieve their expectations, or (2) concerning any result or the timing thereof, in each case, with respect to the Proposed Transaction or any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results.

All subsequent written and oral forward-looking statements concerning Devon, WPX, the Proposed Transaction, the combined company or other matters and attributable to Devon or WPX or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Devon and WPX assume no duty to update or revise their respective forward-looking statements based on new information, future events or otherwise.